GLOBAL HEALTH VENTURES, INC.

(Formerly GoldTown Investments Corp.)

1517 West 58th Avenue, Vancouver, British Columbia, Canada V6P 1W6 Fax – 604 632-4407

______________________________________________________________________________

November 7, 2008

David R. Humphrey

Branch Chief

United States Securities and

Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Dear Sir:

Re:	Global Health Ventures, Inc. (f/k/a GoldTown Investment Corp.) (the “Company”)
Form 10-KSB for the year ended May 31, 2007

Filed: September 13, 2007

File No. 333-137888

Further to your letter dated October 28, 2008 and a telephone conversation with Beverly A. Singleton, we are pleased to provide you with the Company’s responses to your comments with respect to the Company’s annual report on Form 10-KSB for the year ended May 31, 2007 and the Company’s current reports on Form 8-K dated September 20, 2007 and October 2, 2007. As indicated to Ms. Singleton, I was recently appointed as the Company’s President and Chief Executive Officer (September 29, 2008) to replace the former President and Chief Executive Office, Blair Law.

It appears as though your letter dated November 9, 2007 resulting from the Company’s supplemental response letter to the SEC dated October 15, 2007 was not received by Mr. Law and thus a response was not provided.

After reviewing the Company’s subsequent filings, it appears that your comments and recommendations were incorporated in the Company’s quarterly reports on Form 10-QSB and the Company’s annual report on Form 10-K for the year ended May 31, 2008. However, please accept this letter as the Company’s formal response to your letter dated November 9, 2007. The Company’s responses are numbered in a manner that corresponds with your comments as set out in your letter dated November 9, 2007.

Form 10-KSB (Fiscal Year Ended May 31, 2007)

Critical Accounting Policies, page 13

1.

Refer to our prior comment 1. It appears you inadvertently did not include a response to this comment; as such, we will reiterate the comment as follows: “In future filings, please revise to include this discussion within your MD&A.”

In future filings, the discussion regarding the Company’s critical accounting policies will be included within the MD&A.

Forms 8-K dated September 20, 2007 and October 2, 2007

2.

Please provide us with a copy of the written agreement with Mr. Blair Law regarding the cancellation of his shares. Please file this agreement or advise why such agreement is not required to be filed given that Mr. Law is a related party and significant stockholder.

Enclosed herewith is a copy of the Stock Cancellation Agreement (the “Agreement”) dated October 2, 2007 between the Company and Blair Law. Please be advised that the Agreement was filed as Exhibit 10.1 to the Company’s annual report on Form 10-K for the year ended May 31, 2008 filed on September 12, 2008.

Also, tell us how it was determined between that no consideration would be required. Advise what the fair market value of your common stock was on the date that this agreement was entered into. It appears that the cancellation of Mr. Law’s shares should result in the recording of a capital contribution in your second quarter Form 10-QSB. If the value of these shares was not significant, please disclose this fact in the filing.

At the time of cancellation of Mr. Law’s 93,800,000 common shares of the Company, there was no history of trading of the common shares of the Company, and, as a result, such shares were returned to treasury at their par value of $0.0001. This cancellation was reflected by reducing the value of Common Stock on the Company’s balance sheet by $9,380 and increasing Additional Paid In Capital by $9,380. The new share capital balances were included in the Company’s quarterly report on Form 10-QSB for the quarter ended November 30, 2007 and its subsequent quarterly reports on Form 10-QSB and 10-Q, as applicable, as well as its annual report on Form 10-K for the year ended May 31, 2008.

Since being quoted on the OTC.BB on June 6, 2007, there has been no trading of the common shares of the Company. As at October 2, 2007, the fair market value of the common shares of the Company was $0.00.

In addition, your 2nd quarterly report on Form 10-QSB (i.e., period ended November 30, 2007) should discuss that Mr. Law’s ownership percentage decreased from approximately 94.3% to approximately 85.5%, and discuss the reasons for the cancellation of his shares and whether further reductions in his ownership are anticipated.

As stated above, the cancellation was disclosed in the Company’s quarterly report on Form 10-QSB for the quarter ended November 30, 2007. Mr. Law’s revised ownership percentage was not disclosed on the basis that the readers of the Form10-QSB for November 30, 2007 would draw this conclusion.

At the time of cancellation of Mr. Law’s 93,800,000 common shares of the Company, further reductions in Mr. Law’s ownership were not anticipated. However, Mr. Law resigned as president, secretary, treasurer, chief executive officer, chief financial officer and as a director of the Company on October 2, 2008. In connection with his resignation, Mr. Law and a company wholly-owned by Mr. Law, entered into separate Return to Treasury Agreements with the Company to return an aggregate of 9,800,000 common shares of the Company to the treasury of the Company for the sole purpose of retiring such shares.

Other

3.	We note you did not provide us with the requested written acknowledgement from the last page of our previous comment letter; as such, we are reiterating the request as shown below.

Enclosed herewith is the written acknowledgement that was requested in your letter dated October 15, 2007.

We thank you for your co-operation on this matter and look forward to any further comments you may have with respect to our responses.

Yours truly

Global Health Ventures Inc.

/s/ Hassan Salari

Per:	Hassan Salari
President, Chief Executive Officer

CW2216632.2

EX-10.1 2 ex101.htm SHARE CANCELLATION AGREEMENT WITH BLAIR LAW ENTERED INTO ON OCTOBER 2, 2007

STOCK CANCELLATION AGREEMENT

To	Goldtown Investments Corp.
PH1 – 989 Beatty Street,
Vancouver, British Columbia, Canada V6Z 3C2

From	Blair Law
PH1 – 989 Beatty Street,
Vancouver, British Columbia, Canada V6Z 3C2

Date	October 2, 2007

The parties hereby agree to cancel 93,800,000 common shares purchased by Blair Law pursuant to the subscription agreement which I entered into with Goldtown Investments Corp. on April 26, 2006.

/s/ Blair Law
Blair Law

/s/ Blair Law
Goldtown Investments Corp.
Per: Blair Law